Exhibit 99.3

88258 Kitov Pharmaceuticals VIF

■	Annual General Meeting of Shareholders of Kitov Pharmaceuticals Holdings Ltd.	■

Date:	December 4, 2017
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
Proposal 1 To review the Company’s Financial Statements and Annual Report for the year ended December 31, 2016.	☐	☐	☐

Proposal 2 To approve the re-appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company, for three years until the 2020 Annual General Meeting of the shareholders of the Company, and to authorize the Audit Committee of the Board of Directors of the Company to fix the compensation of said auditors in accordance with the scope and nature of their services.	☐	☐	☐

Proposal 3 To approve a change of the Company’s name to “Kitov Pharma Ltd.” or such similar name containing the name “Kitov” as determined by the Company’s management and approved by the Israeli Registrar of Companies, and to approve the applicable amendments to each of the Company’s Memorandum of Association and amended and restated articles of association to reflect such name change (the change of the Company’s name will be effective only following the approval and authorization of the Israeli Registrar of Companies).

	☐	☐	☐

Proposal 4 To approve the re-appointment of the applicable nominee for re-election as a director, to serve as a director of the Company in the second class of directors, commencing with the expiration of the applicable nominee’s current term of office as a director, and to serve until the 2020 annual meeting of shareholders of the Company, and until his successor has been duly appointed, at which time his term of office will end as set forth in the Company’s amended and restated articles of association.

Proposal 4.A. Mr. Ido Agmon	☐	☐	☐

Proposal 4.B. Mr. Steven Steinberg	☐	☐	☐

Proposal 4.C. Mr. Ran Tzror	☐	☐	☐

Proposal 5 To transact such other business as may properly come before the Meeting	☐	☐	☐

Annual General Meeting of Shareholders of

Kitov Pharmaceuticals Holdings Ltd.

to be held on December 4, 2017

For Holders as of November 2, 2017

 MAIL

● Mark, sign and date your Voting Instruction Form.

● Detach your Voting Instruction Form.

● Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on November 28, 2017.

To review AGM related materials, including the full Proxy Statement, please visit:

http://kitovpharma.investorroom.com/Shareholder-Meetings

PROXY TABULATOR FOR

KITOV PHARMACEUTICALS HOLDINGS LTD.

P.O. BOX 8016

CARY, NC 27512-9903

If marked “YES” to any matter requiring a declaration of a “personal interest”, please provide details as indicated below:
Following are details of my personal interest, as such term is defined in Section 1 of the Companies Law, in the matter(s) of the Proposal(s) for which I marked “YES” as having a personal interest.	EVENT # CLIENT #
■ Authorized Signatures - This section must be completed for your instructions to be executed. ■

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above	Copyright © 2017 Mediant Communications Inc. All Rights Reserved

88258 Kitov Pharmaceuticals VIF

KITOV PHARMACEUTICALS HOLDINGS LTD.

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 12:00 p.m. EST on November 28, 2017)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Kitov Pharmaceutical Holdings Ltd. Registered in the name of the undersigned on the books of the Depositary as of the close of business on November 2, 2017 at the Annual General Meeting of the Shareholders of Kitov Pharmaceutical Holdings Ltd. to be held on December 4, 2017 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)